EX.99.1

A request for authorization to carry out this tender offer will be made to the Comisión Nacional de Valores pursuant to the regulations in effect, within the following TEN (10) days and, as such, said authorization has yet to be granted. The information included in this announcement is subject to changes and modifications and cannot be considered as final.

TENDER OFFER ANNOUNCEMENT

PETERSEN ENERGÍA INVERSORA, S.A.

(hereinafter, "PEISA")

Intends to carry out a

VOLUNTARY TENDER OFFER IN ARGENTINA

FOR ALL THE OUTSTANDING CLASS A SHARES, CLASS B SHARES, CLASS C SHARES AND CLASS D SHARES, PAR VALUE TEN PESOS ($10) PER SHARE AND ONE VOTE PER SHARE OF

YPF SOCIEDAD ANÓNIMA

(hereinafter, "YPF")

AT A PRICE OF U$S 49.45 (FOURTY-NINE DOLLARS AND FOURTY-FIVE CENTS) PER SHARE, IN CASH.

PEISA will make its offer to purchase (the "Offer") to all holders of outstanding common book-entry Class A, Class B, Class C and Class D Shares, with a nominal value of ten Pesos ($10) and one vote per share (hereinafter, the "Holders" and the "Shares", respectively.)

PEISA is a corporation (sociedad anónima) organized under the laws of the Kingdom of Spain, its address is Velázquez 9, 1° Planta, 28006, Madrid, España, and it is registered with the Public Registry of Commerce of the Autonomous City of Buenos Aires as from May 16, 2008, under the Number 610, of the Book 58, Volume B, of Foreign By-laws.

1. Purpose of the Offer. Other participations.

PETERSEN ENERGIA, S.A. ("Petersen SA") acquired 58,603,606 ADSs of YPF (representing 58,603,606 Class D Shares of YPF) representing 14.9% of the total outstanding capital stock of YPF pursuant to a stock purchase agreement between Repsol YPF S.A. ("Repsol") and certain of its affiliates, dated as of February 21, 2008 (the “Acquisition").

On that same date, Repsol and certain of its affiliates granted the controlling shareholders of Petersen SA and PEISA two options to purchase from Repsol and certain of its affiliates 0.1% (the "First Option") and 10% (the "Second Option") of the outstanding capital stock of YPF (collectively, the "Option Agreements").

On May 20, 2008, PEISA, the assignee of the First Option, notified Repsol of its intention to exercise its right to acquire 0.1% of the outstanding capital stock YPF pursuant to the First Option.

As a result of the exercise of the First Option, Petersen SA and PEISA will have collectively acquired title and control over YPF´s Class D Shares representing at least 15% of YPF´s outstanding capital stock.

The by-laws of YPF (the “By-laws”) require that a tender offer for all shares of all classes and all convertible securities of YPF must be launched once such percentage ownership is reached, which is the reason that PEISA will launch the Offer.

The transfer of the shares acquired by PEISA by exercising the First Option, shall be perfected after the Offer has been concluded.

2. Other terms and conditions of the Offer

2.a. Acceptance

The general acceptance period of the Offer shall commence on the day the Comisión Nacional de Valores authorizes the Offer (the "Starting Date") and shall expire at 3:00 p.m. of the 21st business day following such date (the "General Acceptance Period").

The additional acceptance period of the Offer shall start the day following the last day of the General Acceptance Period and extend until 3:00 p.m. of the 6th business day following the last day of the General Acceptance Term (the "Expiration Date").

The "Acceptance Period", as used herein, shall mean the period between the Starting Date and the Expiration Date.

Holders of Shares may accept the Offer during the Acceptance Period. Subject to applicable laws and regulations, it is not the intention of PEISA to extend the Acceptance Period beyond the Expiration Date.

Holders of Shares tendered in the Offer shall have withdrawal rights during the entire Acceptance Period and will be allowed to retender their Shares in the Offer until the Expiration Date.

2.b. Conditions

2.b.I. The following conditions shall have been satisfied prior to the commencement of the Acceptance Period:

(i) approval of the acquisition of control (as defined in the By-laws) and the Offer at a special meeting of the holders of Class A Shares, according to Section 7(e)(i) and 7 (f)(ii) of the By-laws, and

(ii) authorization of the Offer by the Comisión Nacional de Valores and all other regulatory authorities of the jurisdictions where the Offer will be carried out.

The Acceptance Period shall not commence until the conditions described in (i) and (ii) have been fulfilled.

2.b.II. The Offer shall be subject to all of the following conditions, among others:

(i) The absence of (A) a rejection by the Comisión Nacional de Defensa de la Competencia (“CNDC”) of the Acquisition, the Option Agreements, the exercise of the First Option and the Second Option by PEISA or any of its affiliates, or the acquisition of Shares pursuant to the Offer, or (B) an imposition of conditions and obligations to the parties thereof or to YPF;

(ii) The absence of any decision by any regulatory or judicial authority aimed at imposing conditions or preventing the Offer from taking place.

If any of the conditions described in 2.b.I and 2.b.II are not satisfied, PEISA will be allowed to abandon the Offer at any time, and will not be obligated to pay the purchase price or acquire Shares tendered in the Offer.

3. Other considerations

The Board of Directors PEISA declares that PEISA has sufficient economic and financial resources to comply with its obligations under the Offer.

*  *  *

This announcement and the information contained herein are solely for informational purposes and do not constitute, nor can be deemed to constitute, an offer to acquire Shares or an invitation to transfer Shares. The final terms and conditions of the Offer shall be described in the prospectus and in any other documents relating to the Offer, once the necessary approvals and authorizations have been obtained, which shall be timely communicated to the Shareholders.

Neither PEISA nor any of its affiliates have commenced the tender offer in the United States that will be launched in connection with the Offer. ADS holders and U.S. shareholders of YPF are advised to read the Tender Offer Statement, the Offer to Purchase and the other documents relating to such tender offer in the United States that will be filed with the SEC when they become available, because they will contain important information. ADS holders and U.S. shareholders of YPF, may obtain copies of these documents free of charge, when they become available, at the SEC’s website at www.sec.gov or from the receiving agent to be appointed in connection with the tender offer in the United States.

Buenos Aires, May 21, 2008 / New York, May 22, 2008.